Exhibit 6(i)

EVANSVILLE COMMERCE BANK

PHANTOM STOCK PLAN

Evansville Commerce Bank (the “Bank”), an Indiana state bank with its principal office in Evansville, Indiana hereby establishes, effective as of August 20, 2014, the Evansville Commerce Bank Phantom Stock Plan (the “Plan”) to give Participants (as defined below) the opportunity to share in the growth of the Bank.

SECTION 1: DEFINITIONS

“Beneficiary” means each person designated pursuant to Section 8, or the estate of the deceased Participant, entitled to benefits, if any, upon the death of the Participant.

“Board” means the Board of Directors of the Bank.

“Cause” means:

(a)           the Participant has willfully violated any banking law, rule or regulation, or the Participant has been convicted of any felony or a misdemeanor involving moral turpitude, or Participant is prohibited from engaging in the business of banking by an governmental regulatory agency having jurisdiction over the Bank;

(b)           the Participant has neglected his duties, or has willfully failed or refused to carry out the reasonable and lawful instructions of the concerning material job duties or actions consistent with the Participant’s position and such failure or refusal has continued for a period of ten (10) business days following written notice from the Bank;

(c)           the Participant has committed any fraud, embezzlement, misappropriation of funds, misrepresentation, breach of fiduciary duty or other act of dishonesty against the Bank or any of its affiliates; or

(d)           the Participant has engaged in gross or willful misconduct resulting in a substantial loss to the Bank or substantial damage to its reputation; provided that in no event will any act or omission by the Participant be considered “willful” for this purpose if taken by the Participant in the reasonable and good faith belief that such act or omission was in the best interest of the Bank.

“Change in Control” means:

(a)           a change in the ownership of the of the Bank whereby a Person (defined below) acquires (or has acquired during the preceding twelve (12) month period ending on the date of the most recent acquisition by such Person), directly or indirectly, ownership of a number of shares of capital stock of the Bank which, together with capital stock held by such Person, constitutes more than fifty percent (50%) of the total fair market value or of the combined voting power of the Bank’s outstanding capital stock; provided, however, that if a

Person already owns more than fifty percent (50%) of the total fair market value or of the combined voting power of the Bank’s outstanding capital stock, the acquisition of additional capital stock by such Person is not considered a Change in Control of the Bank; or

(b)           a change in the effective control of the Bank whereby a majority of the persons who were members of the Board of Directors of the Bank as of the Effective Date are, within a twelve (12) month period, replaced by individuals whose appointment or election to the Board of Directors of the Bank is not endorsed by a majority of the Board of Directors of the Bank prior to the appointment or election; or

(c)           a change in the ownership of the assets of the Bank whereby a Person acquires (or has acquired during a twelve (12) month period ending on the date of the most recent acquisition by such Person) assets of the Bank that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Bank immediately prior to such acquisition or acquisitions; provided, however, that there is no Change in Control if assets are transferred to an entity that is controlled by the shareholders of the Bank immediately after the transfer, nor is it a Change in Control if the Bank transfers assets to:

(i)            a shareholder of the Bank (immediately before the asset transfer) in exchange for or with respect to the shareholder’s capital stock in the Bank;

(ii)           an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Bank;

(iii)          a Person that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding capital stock of the Bank; or

(iv)          an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in subparagraph (iii) of this Section (C).

For purposes of this definition, a “Person” shall mean an individual, a corporation, or a group of persons acting in concert; provided, however, that persons will not be acting as a group solely because they purchase or own stock of a corporation at the same time or as a result of the same public offering. Persons will be considered acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction with that corporation, If a Person owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such Person is considered to be acting in a group with other shareholders of a corporation prior to the transaction giving rise to the Change in Control, and not with respect to the ownership interest in the other corporation. For purposes of this definition, “gross fair market value” means the value of the assets of the Bank, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

Notwithstanding the above, no Change in Control shall be deemed to occur for purposes of this Plan as a result of any transaction or series of transactions involving only the Bank, any affiliate (within the meaning of Section 23A of the Federal Reserve Act of 1913, as amended), or any of them, or any of their successors.

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee” means the Compensation Committee of the Board, or, if no there is no such committee, the Board, or their appointee(s).

“Disability” means (i) the inability of the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of more than twelve (12) months, or (ii) the receipt of income replacement benefits for a period of more than three (3) months under a Bank-sponsored accident and health plan covering the Participant due to medically determinable physical or mental impairment which is expected to result in death or is expected to last for a continuous period of more than twelve (12) months.

“Effective Date” means August 20, 2014.

“Eligible Employee(s)” means any Employee who is identified by the Committee, in its sole discretion, to participate in this Plan.

“Employee” means an employee of the Bank.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Fair Market Value,” when capitalized, means:

(i)            If the Stock is listed on a national securities exchange and readily tradeable as of the date of determining the Fair Market Value;

(A)          the mean of the high and low sales price on such exchange on the date of reference as reported in any newspaper of general circulation, or

(B)          if the Stock did not trade on such exchange on such date, the mean of the high and low sales price on such exchange on the next day prior thereto on which the Stock last traded as reported in any newspaper of general circulation; or

(ii)           If the Stock is not listed or readily tradable on a national securities exchange, the Fair Market Value will be determined by any of the following methods, reasonably and consistently applied in good faith:

(A)          a valuation determined by an independent appraisal that meets the requirements of Code section 401 (a)(28)(C) and the regulations as of a date that is no more than twelve (12) months before the date for which a determination of Fair Market Value is necessary; or

(B)          any other valuation method, as determined by the Board or Committee in its sole discretion, provided that such valuation method is reasonable as determined under Treas. Reg. § 1.409A-1 (b)(5)(iv) and is reasonably and consistently applied, and provided further that such valuation shall not be less than the book value of the Stock.

Notwithstanding the foregoing, in the event of a Change in Control, the Fair Market Value will be the per share purchase price paid by the acquiror for the Bank in the transaction giving rise to the Change in Control.

“Grant Date” means the date that a PSU is awarded to a Participant pursuant to an Award Agreement (as defined in Section 3(a)).

“Normal Retirement Age” means age 65.

“Participant” means each Eligible Employee who is granted Phantom Stock Units pursuant to the terms of this Plan.

“Phantom Stock Unit(s)” or “PSU(s)” means a hypothetical share of Stock, used solely as a measurement tool representing the right(s) granted to each Participant pursuant to the terms of Section Four. No actual Stock will be issued to the Participant.

“Plan” means this Evansville Commerce Bank Phantom Stock Plan, as set forth in this document and any amendments.

“Plan Year” means the calendar year.

“PSU Value” means the Fair Market Value on the date of determination, multiplied by the number of vested Phantom Stock Units held by the Participant as of such date.

“Stock” means the common stock of the Bank,

“Termination of Employment” means that the Participant has incurred a separation of service (within the meaning of Code section 409A and the guidance and regulations issued thereunder) and ceases to be employed by the Bank for any reason.

SECTION 2: ADMINISTRATION

(a)           Bank Duties. The Bank will, upon request or as may be specifically required under this Plan, furnish or cause to be furnished all of the information or documentation in its possession or control which is necessary or required by the Committee to perform the Committee’s duties and functions under this Plan.

(b)           Powers of Committee. The Committee has sole and exclusive authority and responsibility for administering, construing, and interpreting this Plan. The Committee has all powers and discretion as may be necessary to discharge its duties and responsibilities under this Plan, including, the power to: (i) interpret or construe this Plan; (ii) make rules and regulations for the administration of this Plan; (iii) determine all questions of eligibility, status, and other rights of Participants, Beneficiaries, and other persons; (iv) determine the amount, manner, and time of the payment of any benefits under this Plan; and (v) resolve any dispute that may arise under this Plan involving Participants or Beneficiaries. The Committee may engage agents to assist it and may engage legal counsel, who may be counsel for the Bank. The Committee will not be responsible for any action taken or not taken on the advice of such counsel.

Any action on matters within the discretion of the Committee are final and conclusive as to all persons affected. The Committee will at all times endeavor to exercise its discretion in a non-discriminatory manner.

No Committee member will vote or act upon any matter involving his own rights, benefits, or other participation under this Plan; but if all Committee members are disqualified under this paragraph with regard to one or more matters, the Board will appoint a disinterested person(s) to serve as the Committee with regard to such matters.

(d)           Bond and Expenses of Committee. The Committee is to serve without bond unless state or federal law require otherwise, in which event the Bank will pay the premium on such bond. The expenses of the Committee will be paid by the Bank. Such expenses include all expenses incident to the functioning of the Committee, including, fees of accountants, counsel, and other specialists, and other costs of administering this Plan.

(e)           Committee Records and Reports. The Committee will maintain adequate records of all of its proceedings and acts and all such books of account, records, and other data as may be necessary for administration of this Plan.

(f)            Reliance on Tables. In administering this Plan, the Committee is entitled, to the extent permitted by law, to rely conclusively on all tables, valuations, certificates, opinions, and that which are furnished by accountants, legal counsel, or other experts employed or engaged by or on behalf of the Committee.

(g)           No Liability. No member of the Committee will be liable for any action taken or omitted to be taken by him or by any other member of the Committee with respect to this Plan, and to the extent of liabilities not otherwise insured under a policy purchased by the Bank, the Bank will indemnify defend and hold harmless any member of the Committee with respect to any liabilities asserted or incurred in connection with the exercise and performance of the Committee’s powers and duties hereunder, unless such liabilities are judicially determined to have arisen out of such member’s gross negligence, fraud, or bad faith. Such indemnification shall include attorneys’ fees and all other costs and expenses reasonably incurred in defense of any action arising from such act or omission. Nothing herein is deemed to limit the Bank’s ability to insure itself with respect to its obligations hereunder.

SECTION 3: PARTICIPANTS

(a)           Participation. An Eligible Employee becomes a Participant upon delivery by the Committee to the Participant of an award agreement (“Award Agreement”) after the Participant’s selection to participate in this Plan. Upon the Eligible Employee’s acknowledgement, execution and delivery of the Award Agreement to the Committee, the Eligible Employee will be a Participant in this Plan.

(b)           Agreement to Be Bound. By executing the Award Agreement, each Participant will for all purposes be deemed conclusively to have agreed to the terms of this Plan and to all amendments to this Plan.

SECTION 4: PHANTOM STOCK UNITS

The Committee will grant Phantom Stock Units under this Plan to those Eligible Employees selected by the Committee to participate in this Plan for each calendar year, as determined in the Committee’s sole discretion. The decisions regarding selection of Eligible Employees to participate in this Plan and the Phantom Stock Units to be awarded under this Plan are final and not subject to any right of appeal. The award of Phantom Stock Units does not entitle the Participants to any voting rights or any other shareholder rights with respect to such Phantom Stock Units. Nothing in this Plan is intended to grant any Participant a right to receive any Stock or to confer shareholder rights upon any Participant.

SECTION 5: VESTING AND VALUATION ADJUSTMENTS

(a)           Vesting. A Phantom Stock Unit will vest at the time(s) set forth in the Award Agreement, but unless provided otherwise in the Award Agreement, Phantom Stock Units will be fully vested upon the earliest of: (i) the Participant’s attainment of Normal Retirement Age, (ii) the Participant’s Termination of Employment due to death or Disability, or (iii) a Change in Control.

(b)           Forfeiture. Notwithstanding any other Plan provision to the contrary, all Phantom Stock Units will be immediately terminated and forfeited upon a Participant’s Termination of Employment for Cause.

(c)           Allocation for Dividends Declared on Stock and for Stock Splits. Regular cash dividends (includes any special cash dividends) paid on Stock will be reinvested in Phantom Stock Units based on a dividend per share on the Stock. For example, if the Stock is paid a regular cash dividend of $2.50 per share, the Phantom Stock Unit would receive a dividend of $2.50 per share as well. That dollar amount would be reinvested in additional Phantom Stock Units at the then current Fair Market Value. If a Stock dividend or Stock split is declared, a Participant’s Phantom Stock Unit will be adjusted to reflect the total number of shares of Stock outstanding after the declaration of the Stock dividend or Stock split.

SECTION 6: PAYMENT OF PSU VALUE

(a)           Payment of Phantom Stock Units. As required under Code section 409A and the regulations and guidance issued thereunder, the PSU Value will be paid to the Participant as follows, upon the first to occur:

(i)            Upon the date specified in the Award Agreement (such date referred to as the “Specified Payment Date”); but the Participant may file a written election (the “Payment Election”) with the Bank to defer payment of the PSU Value under this Section 6(a)(1), if such Payment Election (A) is filed with the Bank no later than 12 months before the Specified Payment Date, (B) is not effective until 12 months after the Payment Election is made, and (C) the deferred Specified Payment Date is no earlier than 60 months after the Specified Payment Date would have occurred absent the Payment Election. The Participant may make a Payment Election under this Section 6(a)(i) as many times as the Participant desires to do so, but the requirements in Section 6(a)(i)(A), (B) and (C) must be met for each Payment Election, and each Payment Election will defer the Specified Payment Date for an additional 60 months; but notwithstanding that a Payment Election may be in effect, if any of the events under Section 6(a)(ii), (iii), (iv) or (v) occur after the date a Payment Election becomes effective or is attempted, payment of the PSU Value will occur in accordance with Section 6(a)(ii), (iii), (iv) or (v), whichever is applicable. Any Payment Election under this Section 6(a)(i) not made in accordance with the requirements set forth in Section 6(a)(i)(A), (B) and (C) will be void, and in such event, the most recent previous Payment Election which is not null and void will apply.

(ii)           Upon the Participant’s attainment of Normal Retirement Age, the Participant will be paid 100% of the PSU Value, determined as of the date the Participant attained Normal Retirement Age, with payment to be made within 30 days after the Participant’s attainment of Normal Retirement Age.

(iii)          Upon the Participant’s Termination of Employment other than due to death or Disability or Cause and before his attainment of Normal Retirement Age or a Change in Control, the Participant will be paid the vested portion of the PSU Value with payment to be made within 30 days after the Participant’s Termination of Employment.

(iv)          Upon the Participant’s Termination of Employment due to death or Disability before his attainment of Normal Retirement Age or a Change in Control, the Participant or the Beneficiary, if applicable, will be paid 100% of the PSU Value, determined as of the date of the Participant’s Termination of Employment, payment made within 30 days after the Participant’s Termination of Employment.

(v)           Upon a Change in Control before Termination of Employment (for any reason) or attainment of Normal Retirement Age, the Participant is to be paid 100% of the PSU Value with payment to be made immediately before or within 30 days after the effective date of the Change in Control.

(b)           Release. The payment of the PSU Value to any person will be in full satisfaction of all claims under this Plan and all applicable Award Agreements, and the Bank and the Committee may require such person, as a condition to receiving payment, to sign and deliver to the Bank a receipt and a release of any and all claims under the Plan therefor in such form as determined by the Committee, in its sole discretion.

(c)           Golden Parachute Payments. Notwithstanding any provision of this Plan to the contrary, the Bank will not be required to pay any benefit under this Plan if, upon the advice of counsel, the Bank determines that the payment of such benefit would be prohibited by 12 C.F.R. Part 359 or any successor regulations regarding employee compensation promulgated by any regulatory agency having jurisdiction over the Bank or its affiliates, or to the extent the benefit payable under this Plan, the Award Agreements or any other benefit to be paid to the Participant by the Bank or the Bank would be a non-deductible excess parachute payment under Code section 280G or Code section 4999. To the extent possible, such benefit payment will be proportionately reduced to allow payment of such benefit within the fullest extent permissible under applicable law.

SECTION 7; SOURCE OF PAYMENT

Payment of the PSU Value pursuant to the terms of this Plan will be made from the general assets of the Bank. No special or separate fund or segregation of assets will be made to assure such payment in such a way as to make this Plan a “funded” plan for purposes of ERISA or the Code. The Bank may, in its sole discretion, establish a bookkeeping reserve to meet its obligations under this Plan. For purposes of the Code, the Bank intends this Plan to be an unfunded and unsecured promise by the Bank to pay in the future.

Nothing contained in this Plan creates a funded trust of any kind, and nothing contained in this Plan, nor any action taken pursuant to the provisions of this Plan, creates a fiduciary relationship between the Bank, on the one hand, and a Participant, Beneficiary, Employee, or other person, on the other hand. To the extent that any person acquires a right to receive payment from the Bank under this Plan, such right is no greater than the right of any unsecured general creditor of the Bank.

SECTION 8: DESIGNATION OF BENEFICIARIES

(a)           Designation by Participant. A Participant’s written designation of one or more persons or entities as his Beneficiary will designate the Participant’s Beneficiary under this Plan. The Participant may submit to the Committee a copy of a fully executed Beneficiary designation on a form supplied by the Committee. The last such designation received by the Committee will be controlling, and no designation, or change or revocation of a designation shall be effective unless received by the Committee prior to the Participant’s death.

(b)           Lack of Designation or Void Designation. If: (i) no Beneficiary designation is in effect at the time of a Participant’s death; (ii) no Beneficiary survives the Participant; or (iii) the otherwise applicable Beneficiary designation conflicts with applicable law, the Participant’s estate will be deemed to be the Beneficiary. The Committee may direct the Bank to retain any unpaid Phantom Stock Units, without liability for any interest, until all rights to the unpaid Phantom Stock Units are determined. Alternatively, the Committee may direct the Bank to pay the value of Phantom Stock Units into any court of competent jurisdiction. Any such payment will completely discharge the Bank of any liability under this Plan.

SECTION 9: AMENDMENT AND TERMINATION OF PLAN

(a)           Amendment With Consent. This Plan may be amended by the Bank in its sole discretion, but no amendment will reduce the benefit to which any Participant under this Plan is or may become entitled.

(b)           Termination of Plan. The Bank may terminate this Plan at any time, if, and only if, all Award Agreements are simultaneously terminated. If the Bank terminates this Plan under this Section 9(b), Participants shall become fully vested in their Phantom Stock Units. Payment of the fully vested PSU Value will be made on the first anniversary of the date this Plan is terminated, unless the Participant otherwise incurs an earlier distribution event under Section 6 of this Plan.

(c)           Termination of Plan In Connection With a Change in Control. The Bank may terminate this Plan no earlier than 30 days before, and not later than 12 months after, a Change in Control, if, and only if, all Award Agreements are simultaneously terminated. If the Bank terminates this Plan under this Section 9(c), subject to the provisions of Section 6(c), Participants will be become fully vested in their Phantom Stock Units. Payment of the fully vested PSU Value will be made immediately before or within 30 days after the date this Plan is terminated.

SECTION 10: GENERAL PROVISIONS

(a)           Binding Effect. This Plan shall bind the Participant and the Bank, and their beneficiaries, survivors, executors, administrators, and permitted transferees.

(b)           No Guaranty of Employment. This Plan is not an employment policy or contract. It does not give the Participant the right to remain an employee of the Bank, nor does it interfere with the Bank’s right to discharge the Participant. It also does not require the Participant to remain an employee nor interfere with the Participant’s right to terminate employment at any time.

(c)           Non-Transferability. Benefits under this Plan cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner, except in accordance with Article 5 with respect to designation of Beneficiaries.

(d)           Tax Withholding. The Bank shall withhold any taxes that are required to be withheld from the benefits provided under this Plan.

(e)           Applicable Law. The Plan and all rights hereunder shall be governed by the laws of the State of Indiana, except to the extent preempted by the laws of the United States of America.

(f)            Unfunded Arrangement. The Participant and Beneficiary are general unsecured creditors of the Bank for the payment of benefits under this Plan. The benefits represent the mere promise by the Bank to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance by the Participant or attachment or garnishment by the Participant’s creditors. Any insurance on the Participant’s life is a general asset of the Bank to which the Participant and Beneficiary have no preferred or secured claim.

(g)           Severability. Without limitation of any other section contained herein, in case any one or more provisions contained in this Plan shall for any reason be held to be invalid, illegal or unenforceable in any other respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Plan. In the event any one or more of the provisions found in the Plan shall be held to be invalid, illegal or unenforceable by any governmental regulatory agency or court of competent jurisdiction, this Plan shall be construed as if such invalid, illegal or unenforceable provision had never been a part of this Plan and such provision shall be deemed substituted by such other provisions as will most nearly accomplish the intent of the parties to the extent permitted by applicable law.

(h)           Recovery of Estate Taxes. If the Participant’s gross estate for federal estate tax purposes includes any amount determined by reference to and on account of this Plan, and if the Participant’s Beneficiary is other than the Participant’s estate, the Participant’s estate shall be entitled to recover from the Beneficiary receiving such benefit under the terms of this Plan, an amount by which the total estate tax due by the Participant’s estate exceeds the total estate tax which would have been due and payable if the value of the benefit created by this Plan would not have been included in the Participant’s gross estate. If there is more than one person receiving such benefit, the right of recovery shall be against each such person in a pro-rata amount according to their respective interests in the total amount of benefit created by this Plan.

(i)            Entire Agreement. This Plan and the respective Award Agreements constitutes the entire agreement between the Bank and the Participant as to the subject matter hereof. No rights are granted to the Participant by virtue of this Plan other than those specifically set forth herein.

(j)            Code Section 409A. Should any provision of this Plan cause immediate taxation and penalty to the Participant or the Bank as written in this Plan, that provision shall be interpreted to comply with Code section 409A while maintaining its original intent as much as possible.

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IN WITNESS WHEREOF, the Bank has executed this Plan to be effective as of the 21st day of August 2014.

EVANSVILLE COMMERCE BANK

By:	/s/ Thomas L. Austerman
Thomas L. Austerman, Chief Executive Officer